Filed pursuant to Rule 424(b)(3)
Registration File No. 333-186111

REALTY FINANCE TRUST, INC.
SUPPLEMENT NO. 11, DATED NOVEMBER 19, 2015,
TO THE PROSPECTUS, DATED APRIL 30, 2015

This prospectus supplement, or this Supplement No. 11, is part of the prospectus of Realty Finance Trust, Inc., or the Company, dated April 30, 2015, or the Prospectus, as supplemented by Supplement No. 8 dated November 2, 2015, or Supplement No. 8, Supplement No. 9 dated November 10, 2015, or Supplement No. 9, and Supplement No. 10 dated November 16, 2015, or Supplement No. 10. This Supplement No. 11 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 8, Supplement No. 9 and Supplement No. 10 and should be read in conjunction with the Prospectus, Supplement No. 8, Supplement No. 9 and Supplement No. 10. This Supplement No. 11 will be delivered with the Prospectus, Supplement No. 8, Supplement No. 9 and Supplement No. 10. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. Terms used in this Supplement No. 11 and not otherwise defined herein have the same meanings as set forth in the Prospectus and any supplements thereto.

The purposes of this Supplement No. 11 are to

•	update certain operating information relating to the status of our initial public offering; and
•	update disclosure relating to our risk factors.

OPERATING INFORMATION

Status of the Offering

On November 18, 2015, the dealer manager notified us that it had elected to suspend this offering effective immediately. There can be no assurance as to when the Company will be able to resume the offering, if at all. Our distribution reinvestment plan and share repurchase plan will remain in place.

PROSPECTUS UPDATES

The following disclosure is hereby inserted as a risk factor under the subheading “Risks Related to an Investment in Realty Finance Trust, Inc.” which begins on page 32 of the Prospectus.

“This offering was suspended by the dealer manager on November 18, 2015, and we may not be able to obtain the additional capital we require from other sources.

On November 18, 2015, the dealer manager notified us that it had elected to suspend this offering effective immediately. There can be no assurance as to when we will be able to resume this offering, if at all. There also can be no assurance that we will be able to generate capital from alternative sources, including from the sale of shares of common stock through our DRIP, to fund our operating and capital needs, including cash required to fund repurchases under our share repurchase plan. We have funded a substantial portion of the distributions to our stockholders from proceeds from this offering. There is no assurance we will be able to generate sufficient cash flows from alternative sources to continue paying distributions at the current rate, if at all. Moreover, if we are required to sell assets to generate needed cash, our ability to generate future cash flow from operations will be adversely impacted.

Our failure to raise adequate capital to successfully implement our investment strategy or achieve portfolio diversification, due to the suspension of this offering or for any other reason, could adversely impact our ability to make distributions to stockholders, as well as the value of your investment in our common stock.”